Alcon Publishes Agenda for 2026 Annual General Meeting

•Alcon welcomes its shareholders to its fourth in-person AGM
•Alcon Board of Directors proposes to elect R. Scott Herren as a new independent Board member
•Proposed dividend of CHF 0.28 cash per share

GENEVA, April 2, 2026 – Alcon (SIX/NYSE: ALC), the global leader in eye care, will hold its Annual General Meeting (AGM) on April 30, 2026.

Alcon is pleased to welcome shareholders to its fourth in-person AGM since becoming an independent, standalone company. The company looks forward to hearing directly from its shareholders at this open format meeting.
Alcon's Board of Directors proposes to the AGM to elect R. Scott Herren as a new independent Board member. An accomplished financial executive with thirty-five years of experience, including most recently as the Chief Financial Officer of Cisco Systems, Inc., R. Scott Herren brings to the Board an extensive background in financial planning and strategy, corporate development, operations of global enterprises and internal controls over financial reporting of public companies. He has been a member of the board of directors of Rubrik, Inc. since 2021, where he is Chair of its Audit Committee, and Workiva Inc. since March 2026. Mr. Herren is also a member of the board of the Georgia Tech Foundation. Previously, he was a member of the board of directors of Proofpoint, Inc. from 2016 to 2020. Mr. Herren served as Executive Vice President and Chief Financial Officer of Cisco Systems, Inc. from 2020 until his retirement in 2025. From 2014 until 2020, Mr. Herren served as Senior Vice President and Chief Financial Officer of Autodesk, Inc. Mr. Herren also held financial and operations leadership positions of increasing responsibility at Citrix Systems, Inc. from 2000 until 2014, FedEx Corporation from 1997 to 2000, and IBM Corporation from 1991 until 1997.

The invitation to the AGM, including explanatory information on individual agenda items, will be published in the Swiss Gazette of Commerce on April 2, 2026, and will be available, together with the Say-on-Pay brochure, the 2025 Annual Report (including the 2025 Compensation Report), the 2025 Report on Non-Financial Matters (which is part of the 2025 Social Impact and Sustainability Report) and additional related material, online at https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2025/2025-Annual-General-Meeting-2025-z3OE4BbV8t/default.aspx.

Agenda for Alcon’s AGM

1.Approval of the operating and financial review of Alcon Inc., the annual financial statements of Alcon Inc. and the consolidated financial statements for 2025

2.Discharge of the members of the Board of Directors and the members of the Executive Committee

3.Appropriation of earnings and declaration of dividend as per the balance sheet of Alcon Inc. of December 31, 2025
•If approved by the shareholders, a gross dividend of CHF 0.28 in cash per share will be payable with the first trading day ex-dividend expected to be May 5, 2026 (for shares held through SIX SIS) and May 6, 2026 (for shares held through DTC), the record date expected to be May 6, 2026, and the payout date in Switzerland expected to be on or around May 7, 2026. The Swiss withholding tax of 35% will be deducted from the gross dividend amount. The different ex-dividend dates for shares held through SIX SIS and through DTC are due to the fact that the US settlement practice changed from T+2 to T+1 in 2024.

4.Consultative vote on the 2025 Report on Non Financial Matters

5.Votes on the compensation of the Board of Directors and of the Executive Committee
5.1 Consultative vote on the 2025 Compensation Report
5.2 Binding vote on the maximum aggregate amount of compensation of the Board of
Directors for the next term of office, i.e. from the 2026 Annual General Meeting to the
2027 Annual General Meeting
5.3 Binding vote on the maximum aggregate amount of compensation of the Executive
Committee for the following financial year, i.e., 2027

6. Re-election and Election of the Chair and the Members of the Board of Directors
6.1 Re-election of F. Michael Ball (as Member and Chair)
6.2 Re-election of Lynn D. Bleil (as Member)
6.3 Re-election of Arthur Cummings (as Member)
6.4 Re-election of Deborah Di Sanzo (as Member)
6.5 Re-election of David J. Endicott (as Member)
6.6 Re-election of Thomas Glanzmann (as Member)
6.7 Re-election of D. Keith Grossman (as Member)
6.8 Re-election of Karen May (as Member)
6.9 Re-election of Ines Pöschel (as Member)
6.10 Re-election of Dieter Spälti (as Member)
6.11 Election of R. Scott Herren (as Member)

7. Re-election of the Members of the Compensation Committee
7.1 Re-election of Thomas Glanzmann
7.2 Re-election of Karen May
7.3 Re-election of Ines Pöschel

8. Re-election of the independent representative

9. Re-election of the statutory auditors

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our 2026 outlook, liquidity, revenue, revenue growth, gross margin, operating margin, core operating margin, core operating margin growth, effective tax rate, foreign currency exchange movements, tariff impact, nonoperating expenses, earnings per share, earnings per share growth, operating cash flow, free cash flow, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches and technology failures that could disrupt operations; our ability to effectively manage the risks associated with transformational information technology changes such as the ethical use of artificial intelligence and disruptive technologies and the migration to cloud-based platforms; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our reliance on outsourcing key business functions; the increasingly challenging economic, political and legal environment in China; global and regional economic, financial, monetary, legal, tax, political and social change; our ability to comply with anti-corruption, anti-bribery, export control, trade sanction, or similar laws; our ability to attract and retain qualified personnel; our ability to manage the risks associated with operating as a third party contract manufacturer; our success in completing strategic acquisitions, including equity investments in early-stage companies, on favorable terms or at all, and in integrating acquired businesses; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to manage the rapid evolution and adoption of artificial intelligence; terrorism, war and similar events; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; our ability to manage social impact and sustainability matters; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets, and the adequacy of our financial reporting, accounting practices and internal controls; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.

Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update the 2026 outlook as circumstances evolve.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries and territories each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Connect with us on

Investor Relations Daniel Cravens Allen Trang + 41 589 112 110 (Geneva) + 1 817 615 2789 (Fort Worth) investor.relations@alcon.com	Media Relations Steven Smith + 41 589 112 111 (Geneva) + 1 817 551 8057 (Fort Worth) globalmedia.relations@alcon.com